

Mail Stop 3720

August 24, 2016

Kevin P. Stevenson
Chief Financial and Administrative Officer
PRA Group, Inc.
120 Corporate Boulevards,
Norfolk, Virginia 23052

> **Re: PRA Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 26, 2016**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2016**
> **Filed August 9, 2016**
> **File No. 000-50058**

Dear Mr. Stevenson:

We have reviewed your filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended June 30, 2016
Notes to Consolidated Financial Statements
10. Commitments and Contingencies, page 21

1. It appears that you did not accrue the jury award of $82 million in punitive damages. If true, please explain to us your consideration of the guidance in ASC 450-20-30-1 when determining that a loss accrual should not be recorded. Also, specifically tell us whether you intend to contest the decision vigorously or seek an out-of-court settlement, if there have been any settlement decisions, if management has received the opinions or views of legal counsel or other advisers regarding the likely amount of loss, and describe your experience in similar cases.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christie Wong, Staff Accountant, at (202) 551-3684 or Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 if you have questions regarding comments on the financial statements and related matters. Please contact Emily C. Drazan, Attorney Advisor, at (202) 551-3208, Celeste M. Murphy, Legal Brach Chief, at (202) 551-3257 at or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications